

Mail Stop 3720

August 14, 2009

Mr. Richard L. Bready
President and Chief Executive Officer
NTK Holdings, Inc.
50 Kennedy Plaza
Providence, Rhode Island 02903-2360

      **RE: NTK Holdings, Inc.
           Form 10-K for the year ended December 31, 2008
           Filed April 10, 2009
           File No. 333-126389**

                 **Form 10-Q for the quarterly period ended April 4, 2009
           Filed May 19, 2009**

Dear Mr. Bready:

      We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K
Management's Discussion and Analysis
Critical Accounting Policies

1.   We note that goodwill accounted for 41% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of September 27, 2008, you determined that a portion of your goodwill balance was not impaired. In light of the significance of

your goodwill balance and your impairment charges, please expand your critical accounting policy disclosure regarding your impairment testing policy to provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

- Provide a more detailed description of the steps you perform to review goodwill for recoverability.

- Expand your description of the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of each your reporting units in your impairment analysis. For example, since you utilized the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

    1) Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

    2) Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

    3) In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

2.   We note that you took a significant goodwill impairment charges in your third and fourth quarters of fiscal year 2008. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of the conditions that necessitated your taking these impairment charges. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount

rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

EBITDA, page 52

3.   In future filings, please disclose that management uses EBITDA in determining levels of executive compensation.

Part III. Item 11. Executive Compensation, page 86
Compensation Discussion and Analysis, page 86

4.   Throughout your Compensation Discussion and Analysis and as to each compensation element, in future filings, revise to disclose how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, we note that your named executive officers other than you Chief Executive Officer received increases in their base salaries in 2008; however, you do not discuss that there were increases or the reasons for the increases. As another example, we note that three of your named executive officers received discretionary cash bonuses for 2008; however, you do not disclose the reasons why the Compensation Committee chose to award the actual amounts reported in the Summary Compensation Table, including how EBITDA measures factored into the decisions. For further guidance, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Introduction, page 86

5.   We note that the Chief Executive Officer generally recommends for approval to the Compensation Committee the compensation of the other named executive officers. Please clarify that your Compensation Committee consists of two members and that one of the members is your Chief Executive Officer, Mr. Bready. Discuss the conflicts that result from Mr. Bready's dual roles in determining executive compensation for the other named executive officers.

Overview of Compensation and Process, page 86

6.   We note that you engaged a compensation consultant to compare base salary and discretionary bonus levels with companies of similar size and industry. In future filings, identify the consultant and disclose when the consultant was retained and by whom. In addition, provide additional detail about who used this market data and how it was used to make compensation decisions. Also, if you engage in benchmarking, please identify the component companies in your peer group. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Discretionary Cash Bonuses, page 86

7.   We note that the Chief Executive Officer and the Compensation Committee considered EBITDA as a principal measure of NTK Holdings' achievements, and therefore, it was utilized as an important performance metric in establishing the discretionary cash bonuses. In future filings, disclose whether the Compensation Committee sets EBITDA performance targets, whether their achievement determines the extent to which each named executive officer receives a cash bonus, and how the Compensation Committee assesses achievement of such targets. Disclose the targets to the extent they are material in the context of your executive compensation policies and decisions. If you do not believe they are material, please explain to us why in your response letter. If you believe that disclosure of corporate performance targets for completed fiscal years is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed targets. General statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Potential Payments upon Termination or Change-in-Control, page 94

8.   In future filings, please consider reformatting the disclosure to provide information about the potential payouts in tabular format that shows the maximum total payouts in the applicable circumstances. Columns of the table could be presented for payments owed for employee termination for good reason, employer termination for cause, payments upon termination for injury or illness, and other events. We believe that such a presentation would make the disclosure concise and more accessible, and would allow you to consolidate and simplify associated text. See Section VI of Commission Release 33-8732A, which refers to the use of tabular presentations or bullet lists for complex material, wherever possible. In addition, please quantify each benefit, including all applicable tax gross-ups. See Item 402(j)(2) of Regulation S-K.

Signature Page

9.   In your response letter, tell us who signed the Form 10-K as your controller or principal accounting officer. In future filings, please identify the individual signing the Form 10-K as your controller or principal accounting officer. See General Instruction D.(2)(a) to Form 10-K.

Form 10-Q, April 4, 2009
Notes to Unaudited Condensed Consolidated Financial Statements

10.   Disclose your policy for determining your interim and annual fiscal reporting periods and advise us.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or
Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361, if you have questions
regarding comments on the financial statements and related matters.   Please contact Jay Knight,
Attorney-Advisor, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage
        for

Larry Spirgel
Assistant Director